AirNet Technology Inc.

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

May 29, 2024

VIA EDGAR

Ms. Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirNet Technology Inc. (CIK No. 0001413745)
Registration Statement on Form F-3 (File No. 333-279318)

Dear Ms. Beukenkamp,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), AirNet Technology Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of the Company be accelerated by the Securities and Exchange Commission (the “Commission”) to, and that the Registration Statement become effective at 10:00 A.M., Eastern Time, on May 31, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 under the Securities Act. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

AirNet Technology Inc.

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman of the Board and Interim Chief Financial Officer